EXHIBIT 12

RITE AID CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended
	March 4, 2006 (53 Weeks)	February 26, 2005 (52 Weeks)	February 28, 2004 (52 Weeks)	March 1, 2003 (52 Weeks)	March 2, 2002 (52 Weeks)
	(Dollar in thousand)
Fixed charges:
Interest expense	$277,017	$294,871	$313,498	$330,020	$396,064
Interest portion of net rental expense(1)	189,756	185,313	184,391	189,528	181,493
Fixed charges before capitalized interest and preferred stock dividend requirements	466,773	480,184	497,889	519,548	577,557
Preferred stock dividend requirement(2)	65,446	54,194	37,074	49,540	42,354
Capitalized interest	934	250	133	301	806
Total fixed charges	$533,153	$534,628	$535,096	$569,389	$620,717
Earnings:
Income (loss) before income taxes	$43,254	$134,007	$34,584	$(154,482)	$(837,385)
Share of loss from equity method investees	—	—	—	—	12,092
Preferred stock dividend requirement	(65,446)	(54,194)	(37,074)	(49,540)	(42,354)
Fixed charges before capitalized interest	532,219	534,378	534,963	569,088	619,911
Total adjusted earnings (loss)	510,027	614,191	532,473	365,066	(247,736)
Earnings to fixed charges (deficiency) excess	$(23,126)	$79,563	$(2,623)	$(204,323)	$(868,453)
Ratio of earnings to fixed charges	—	1.15	—	—	—

(1)          The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)          The preferred stock divided requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.